Morgan, Lewis & Bockius LLP
Counselors at Law
1701 Market Street
Philadelphia, PA 19103-2921
215-963-5000
Fax: 215-963-5001
October 17, 2011
VIA EDGAR
Linda Cvrkel
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSS Industries, Inc.
Form 10-K for the Year Ended March 31, 2011
Filed May 26, 2011
File No. 001-02661
Dear Ms. Cvrkel:
We are writing to confirm my telephone conversation with Ms. Claire Erlanger on October 14, 2011, during which we requested that CSS Industries, Inc. be provided additional time to respond to your letter of October 11, 2011 to Mr. Vincent A. Paccapaniccia regarding the above-referenced filing. In this regard, CSS Industries, Inc. has advised us that it will provide a response by November 8, 2011. We appreciate the staff’s courtesy in this matter.
Sincerely,
/s/ Justin W. Chairman
Justin W. Chairman